PEEL HUNT

PEEL HUNT INC.

(SEC FILE NUMBER: 8-68845)

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED MARCH 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/15___ AND ENDING ___03/31/16___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peel Hunt Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

Moor House 120 London Wall

(No. and Street)

London	UK	EC2Y 5ET
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dmitriy Rulitskiy   (212) 751-4422

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Cayman Ltd.

(Name – if individual, state last, first, middle name)

Governors Square	Grand Cayman	Cayman Islands	KY1-1205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Steven Fine _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Peel Hunt Inc. _____, as

of March 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Chief Executive Officer

<u>CLAUDIA TAYLOR</u> Title
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/___2018___

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

PO Box 31118
2nd Floor – Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Report of Independent Registered Public Accounting Firm

Board of Directors
Peel Hunt Inc.
State of Delaware

We have audited the accompanying statement of financial condition of Peel Hunt Inc. as of March 31, 2016. This financial statement is the responsibility of Peel Hunt Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Peel Hunt Inc. at March 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

BDO

Grand Cayman, Cayman Islands
May 26, 2016

STATEMENT OF FINANCIAL CONDITION

	March 31, 2016 $ USD
ASSETS	
Cash and cash equivalents	1,212,352
Deferred tax asset	185,171
Accounts receivable	58,198
Security deposit	35,550
Prepaid expenses	30,832
Fixed assets, net of depreciation	37,305
Staff loans	5,708
Total assets	**1,565,116**
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and other accrued expenses	533,445
Payable to affiliate, net	58,332
Total liabilities	591,777
Subordinated borrowings	312,658
Commitments	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 500,000 shares authorized and 500,000 shares issued and outstanding	500,000
Retained earnings	160,680
Total stockholder's equity	660,680
Total liabilities and stockholders' equity	**1,565,116**

See notes to statement of financial condition.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1. Organisation and Nature of Business

Peel Hunt Inc. ("PH Inc." or "the Company") is a corporation formed in the State of Delaware on March 4, 2011. On March 12, 2012 the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is 100% held by Peel Hunt Holdings Limited ("PHH Limited") which is a limited liability company registered in England and Wales. The Company was formed to act as a chaperoning broker dealer for its UK affiliate, Peel Hunt LLP ("PH LLP") which is a financial services firm, authorized and regulated by the Financial Conduct Authority in the UK. The principal business purpose of the Company is to act as an agent for PH LLP offering UK equities to US institutional clients. The Company will utilize PH LLP for all foreign security order execution, clearance and settlement.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Significant accounting policies

2.1. Basis of preparation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2.2. Cash and cash equivalents

The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less. The Company does not have any cash equivalents at March 31, 2016.

2.3. Income taxes

The Company is subject to US Federal taxes. The Company utilizes an asset and liability approach to accounting for income taxes such that the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The returns for fiscal years ended March 31, 2015, 2014 and 2013 are open for examination as of the date of these financial statements. If any, the Company records interest and penalties in the General and administrative expense caption of the Statement of Operations.

2.4. Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.5. Fair value measurements

U.S GAAP requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, amounts due to/from related parties, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such obligations. The fair value of debt was determined based on current rates at which the Company could borrow or advance funds with similar remaining maturities, which amount approximates its carrying value.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

2.6. Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is charged to the income statement on a straight-line basis over the estimated useful economic lives for each item, considered to be as follows:

- Office equipment   3 to 5 years
- Fixtures and fittings   5 years
- Leasehold Improvements   5 years

3. Related party transactions

As of March 31, 2016 the Company has a net payable in the amount of $58,332 due to the affiliate, PH LLP, comprised of $42,225 of payable under the Transfer Pricing Agreement, $6,765 payable under the Expense Sharing Agreement and $9,342 of intercompany.

In 2012 the Company signed a Subordinated Agreement with its parent, Peel Hunt Holdings Limited. The principal amount of the loan was $300,000 with a maturity set for March 12, 2015. Interest accrued under this loan agreement was at 4% per annum and was paid before the previous year end. The Company signed a new Subordinated Agreement with Peel Hunt Holdings Limited on March 12, 2015 and an updated agreement on 10 March 2016 for 12 months. Interest is accrued at 4% per annum and as at March 31, 2016 the amount of accrued interest totalled $12,658. The new loan agreement was reviewed and approved by FINRA as a satisfactory subordinated agreement. The Subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital rule.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"). The Company has elected to use the alternative method to compute net capital as permitted by the Rule. Under the alternate method, the Rule requires net capital to be not less than the greater of the minimum net capital requirement or 2% of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At March 31, 2016, the Company's minimum net capital requirement was $250,000. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At March 31, 2016, the Company had net capital of $914,472, which was $664,472 in excess of its required net capital of $250,000.

5. Risk and uncertainties

The Company has a credit risk exposure of uninsured cash in bank of $1,212,351 at March 31, 2016. The Company does not require collateral or other security to support financial instruments subject to credit risk. For the year ended March 31, 2016, all fee revenue earned was from PH LLP.

6. Property, plant and equipment

	Leasehold Improvements	Office Equipment	Total
As at March 31, 2016	$ USD	$ USD	**$ USD**
Cost			
Balance at April 1, 2015	-	4,014	4,014
Additions	18,250	18,690	36,940
Balance at March 31, 2016	**18,250**	**22,704**	**40,954**
Amortization			
Balance at April 1, 2015	-	(1,303)	(1,303)
Charge for the year	(507)	(1,839)	(2,346)
Balance at March 31, 2016	**(507)**	**(3,142)**	**(3,649)**
Carrying value at March 31, 2016	**17,743**	**19,562**	**37,305**

Additions of leasehold improvements include $18,250 of construction in progress at year end.

7. Commitments

The Company leases its office facility in New York under an operating lease expiring February 28, 2021. Aggregate future minimum annual rental payments are as follows:

	March 31, 2016 $ USD
Outstanding commitments	
2017	56,842
2018	58,547
2019	60,303
2020	62,113
2021	58,498

The Company also has a security deposit of $7,200 relating to the prior lease yet to be returned and $28,350 relating to the new lease.